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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934

Cole Taylor Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

193 298 10 6
(CUSIP Number)

Lori Cole, 350 East Dundee Road, Wheeling, Illinois  60090
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 193 298 10 6


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lori Cole, as Advisor to the Lori Cole Tayco Trust, the Randy Cole Tayco Trust, the Lori Cole 1993 Exempt Trust and the Lori Cole 1993 Trust and as Trustee of the Jamie Leigh Mathews 1985 Trust.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
1,600,200

8 SHARED VOTING POWER
- - 0 -

9 SOLE DISPOSITIVE POWER
1,600,200

10 SHARED DISPOSITIVE POWER

- - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%

14 TYPE OF REPORTING PERSON*
00

Item 1 Security and Issuer

Common Stock, par value $.01 per share, of Cole Taylor Financial
Group, Inc., 350 East Dundee Road, Wheeling, Illinois  60090.

Item 2 Identity and Background

(a) Lori Cole
(b) 350 East Dundee Road, Wheeling, Illinois  60090
(c) Chairman and President, Chicago Sound, Inc.
(d) None
(e) None
(f) United States

Item 3 Source and Amount of Funds or Other Consideration

On January 6, 1996, the reporting person became the beneficial owner of securities held in trust for the benefit of the reporting person and a relative of the reporting person. Prior to January 6, 1996, the reporting person's mother had been the beneficial owner of such securities by virtue of having sole and investment power over such securities.

Item 4 Purpose of Transaction

See Item 3.

Item 5 Interest of Securities of the Issuer

(a) 1,600,200 shares, 10.9%

(b) Sole Voting Power: 1,600,200
Shared Voting Power: -0-
Sole Dispositive Power: 1,600,200
Shared Dispositive Power: -0-

(c) See Item 3

(d) None

(e) Not applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7 Material to be filed as Exhibits

None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 1996               /s/ LORI COLE
__________________________      _____________________________
Date                            Lori Cole